Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
November 20, 2006.

Item 3	News Release
The news release was disseminated on November 20, 2006 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Esperanza Silver Corporation and Silver Standard Resources Inc. are pleased to announce results of six additional drill holes on the Ayelén vein at their gold and silver San Luis joint venture in central Peru. Results have now been received for 10 holes (see news release of October 31 for prior results).

Item 5	Description of Material Change
See attached news release dated November 20, 2006.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
November 23, 2006.

Nov 20, 2006

NEWS RELEASE
Further Bonanza-Grade Holes at San Luis

Denver, CO and Vancouver, BC - Esperanza Silver Corporation (TSX.V: EPZ) and Silver Standard Resources Inc. (TSX: SSO; NASDAQ: SSRI) are pleased to announce results of six additional drill holes on the Ayelén vein at their gold and silver San Luis joint venture in central Peru. Results have now been received for 10 holes (see news release of October 31 for prior results).

Mineralization Continues Along Strike of Ayelén Vein

Significant drill intercepts include:

•
Hole SL06-09, an angled hole drilled below Trench A-9, returned 9.4 feet averaging 5.75 ounces per ton gold and 104 ounces per ton silver (2.86 meters averaging 197.3 grams per tonne gold and 3,578 grams per tonne silver) for a gold equivalent grade of 7.83 ounces per ton. **

•
Hole SL06-10, an angled hole drilled approximately 30 meters below SL06-09, returned 21.0 feet averaging 2.67 ounces per ton gold and 59.8 ounces per ton silver (6.4 meters averaging 91.57 grams per tonne gold and 2,050 grams per tonne silver) for a gold equivalent grade of 3.87 ounces per ton. **

Holes SL06-09 and SL06-10 were drilled from a platform approximately 50 meters south of previously reported drill holes SL06-01 and 02 and approximately 100 meters south of previously reported drill holes SL06-03 and 04, all of which also yielded bonanza grade intercepts. In addition, drill holes SL06-05 and 06 were drilled approximately 50 meters north of previously reported drill holes SL06-03 and 04 and drill holes SL06-07 and 08 were drilled approximately 100 meters north of previously reported drill holes SL06-03 and 04. Results from drill holes SL06-01 through 10 are inline with expectations based on surface trenching and illustrate the characteristic pinch and swell of epithermal precious metal deposits.

Detailed results are provided in the table below.

1  William Pincus, M.Sc., CPG. and President, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the San Luis exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision. All samples were submitted to SGS laboratories in Lima, Peru for analysis. Samples were analyzed by ICP analysis and fire assay. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp.

San Luis Project Diamond Core Drill Results - November 2006
Drill Hole	From (meters/ feet)	To (meters/ feet)	Interval* (meters/ feet)	Gold (grams per tonne/ ounces per ton)	Silver (grams per tonne/ ounces per ton)	Gold Equivalent ** (ounces per ton)	Silver Equivalent ** (ounces per ton)
SL06-05	47.1 m 154.5 ft	47.7 m 156.5 ft	0.6 m 2.0 ft	12.68 gpt 0.37 opt	304 gpt 8.0 opt	0.53 opt Au eq	26.5 opt Ag eq
SL06-06	Drill hole did not hit structure
SL06-07	40.6 m 133.2 ft	41.5 m 136.3 ft	0.9 m 3.0 ft	7.92 gpt 0.23 opt	157 gpt 4.6 opt	0.32 opt Au eq	13.4 opt Ag eq
SL06-07	48.7 m 159.8 ft	49.7 m 163.1	1 m 3.3 ft	7.47 gpt 0.22 opt	66 gpt 1.9 opt	0.26 opt Au eq	12.9 opt Ag eq
SL06-08	54.6 m 179.1 ft	56.6 m 185.7 ft	2 m 6.6 ft	13.72 gpt 0.40 opt	138 gpt 4.0 opt	0.48 opt Au eq	24.0 opt Ag eq
SL06-09	38.7 m 127.0 ft	41.6 m 136.5 ft	2.9 m 9.5 ft	197.13gpt 5.75 opt	3578 gpt 104 opt	7.83 opt Au eq	391.5 opt Ag eq
SL06-10	62.0 m 203.4 ft	68.4 m 224.4 ft	6.4 m 21.0 ft	91.57 gpt 2.67 opt	2050 gpt 59.8 opt	3.87 opt Au eq	193.3 opt Ag eq
* True width to be determined.
** Gold-equivalent ounces calculation assumes a 50:1 silver:gold ratio, based on approximate closing prices on November 17, 2006. Metallurgical recoveries have not been determined and therefore have not been considered in the silver:gold equivalent calculations.

A location map and cross section are attached to this news release. To date the joint venture has completed 17 drill holes totaling approximately 2,500 meters of an initial planned 4,000 meter core drill program.

Potential for Significant Deposits

Five veins have been identified from prospecting on the property for a total of over five kilometers of exposed veins. These include the Inés Vein, 100 meters to the east of Ayelén, where channel sampling along a 75-meter section also identified high-grade mineralization. The presence of significant gold and silver in both veins is considered to be evidence of high-grade ore shoots. This is typical of epithermal precious metal deposits, which frequently have multiple shoots, or ore bodies, within the system.

The joint-venture has contracted a second drill rig and intends to carry out resource-definition drilling with one rig on the Ayelén vein while using the second rig for prospecting on the other four known veins. Results from the latest drill holes reinforce the potential for significant deposits on the property.

Joint Venture Interests

Silver Standard has now completed the required spending to increase its holding in the San Luis property to 55%. The next US$1.5 million of joint venture expenditures will be funded in accordance with each party’s joint-venture interest. Thereafter, Silver Standard has the right to increase its interest to 70% by funding a feasibility study. It can then earn an additional 10 % by providing all funds to place the property into production.

At June 30, 2006, Esperanza had C$4.8 million in cash and short term investments, sufficient to fund its 45% share of the next US$1.5 million exploration phase at San Luis.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies. Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia. The company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

About Silver Standard

Silver Standard is a well-financed silver resource company that continues to seek growth through silver acquisitions, and exploration and development of its own silver projects. Silver Standard is also a significant shareholder of Esperanza.
(SSRI-SL)

SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Silver Standard’s Annual Information Form filed with the Canadian regulators and both company’s Form 20-F filed with the US Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza and Silver Standard expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While Esperanza and Silver Standard may elect to update these forward-looking statements at any time, the companies do not undertake to do so.

For further information, contact:

Esperanza Silver Corporation	Silver Standard Resources Inc.
William Pincus, President and CEO Denver, Colorado Tel: (303) 830 0988 Fax: (303) 830 9098 E-mail: wpincus@esperanzasilver.com www.esperanzasilver.com
Robert A. Quartermain, President
Vancouver, B.C.
Tel: (604) 689-3846

Paul LaFontaine, Director, Investor Relations
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

www.silverstandard.com

The TSX and the TSX Venture Exchange do not accept
responsibility for the adequacy or accuracy of this news release.